FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  May 11, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.     Calvert VP Nasdaq 100 Index Portfolio, acting through Calvert Investment Management, Inc.  Calvert Investment Management, Inc. was name Calvert Asset Management Company, Inc. prior to April 30, 2011.

b.     Connecticut Retirement Plans and Trust Funds.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     55 Elm Street, Hartford, CT 06106

4. Written Materials and Audio File:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, that were distributed to the media as a press release.

IMPORTANT PROXY VOTING MATERIAL

URBAN OUTFITTERS INVESTORS URGED TO SUPPORT SHAREHOLDER MEASURE #4 TO OPEN THE URBN BOARDROOM TO WOMEN AND MINORITIES

Calvert Investment Management, Inc., Connecticut Treasurer Nappier, 2020 Women on Boards Brief Media on Urban Outfitter’s Status As One of Few Leading U.S. Retailers to Fight Diversity in the Boardroom

BETHESDA, MD//May 10, 2011//One week ahead of the May 17th Urban Outfitters (URBN) annual meeting in Philadelphia, Calvert Investment Management, Inc.,* *the Treasurer of the State of Connecticut (as trustee for the Connecticut Retirement Plans and Trust Funds), and 2020 Women on Boards are encouraging URBN shareholders to support Shareholder Measure #4, which would encourage the company to open up its boardroom to women and minorities.

Unlike its five leading category competitors (by market value) – The Gap, Inc. (GPS), Limited Brands, Inc. (LTD), Nordstrom, Inc. (JWN), Ross Stores, Inc. (ROST), and Abercrombie & Fitch Company (ANF) – all of which have at least one woman and/or minority group member on their boards of directors, Urban Outfitters, Inc. has no diversity in its boardroom and is actually opposing a shareholder resolution that would allow owners of the company to affirm that diversity is valued at URBN. (An earlier version of the News Media Advisory for this event incorrectly indicated that Urban Outfitters had also challenged the resolution at the SEC.)

For the full text of the Urban Outfitters diversity resolution, go online to page 16 of the company's proxy.

A “yes” vote on Shareholder Proposal #4 is recommended by ISS Proxy Advisory Services.

In March 2011, Urban Outfitters was “highlighted” by Atlantic magazine as one of “23 Global Companies With No Women on the Boards”.  Urban Outfitters current approach to diversity is particularly notable given that its Anthropologie store chain is marketed heavily to women.

A growing body of academic research shows that there is a significant positive relationship between firm value and the percentage of women and minorities on boards.  In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company’s success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities.

Aditi Mohapatra, senior sustainability analyst, Governance and Diversity, Calvert Investment Management, Inc., said:  “Diversity is an essential measure of sound governance and a critical attribute to a well-functioning board.  Unfortunately, Urban Outfitters’ current board diversity policies and disclosures limit the company’s definition and understanding of diversity and do not sufficiently address the growing investor demand and interest in this critical corporate governance matter.”

Denise L. Nappier, Connecticut State Treasurer, and principal fiduciary of the Connecticut Retirement Plans and Trust Funds (CRPTF), said:  “I come to the issue of diversity as a bottom line investor who is responsible for being an effective steward of my state’s pension funds. There is tremendous value in a diverse leadership both in the boardroom and on the corporate leadership team.  That value is helpful on the corporate bottom line and ultimately in the best interests of shareholders and our economy.   Yet, URBN’s approach to diversity sends the wrong message that the company’s interest in and prospects of added diversity on its board will remain elusive. Regrettably, this company is out-of-step with many of its peers.  URBN needs to make a greater commitment to reflect the diverse needs of the communities in which it does business.”

Malli Gero, executive director and co-founder, 2020 Women on Boards, said:  "We applaud Calvert Investment Management and the Treasurer of Connecticut for recognizing the timeliness and importance of this issue.  Women have demonstrated compelling benefits to business when they are seated at the table.  While board diversity may be considered a social imperative, in reality it's just good business."

** Calvert Investment Management, Inc. was named Calvert Asset Management Company, Inc. prior to 4/30/11.

Shareholder Measure #4 asks that Urban Outfitters “take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen; Publicly commit itself to a policy of Board inclusiveness to ensure that:  Women and minority candidates are routinely sought as part of every Board search the company undertakes; The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.”

ABOUT CALVERT INVESTMENTS

A leader in Sustainable and Responsible Investments (SRI), Calvert Investments offers investors among the widest choice of SRI strategies of any investment management company in the United States.  Each SRI strategy employs one of three proprietary approaches.  Calvert Signature® Strategies integrate two distinct research frameworks: a rigorous review of financial performance plus a thorough assessment of environmental, social and governance performance.  Only when a company meets Calvert standards for both frameworks will we consider investing.  Calvert Solution® Strategies selectively invest in companies that produce products and services designed to solve some of today's most pressing sustainability challenges. Calvert SAGE™ Strategies emphasize strategic engagement to advance environmental, social and governance performance in companies that may not meet Calvert standards today, but have the potential to improve.  More information on Calvert SRI strategies is available at www.Calvert.com/SRI.

CONTACT:  Ailis Wolf, for Calvert, (703) 276-3265 or aawolf@hastingsgroup.com.

EDITOR’S NOTE:  A streaming audio replay of this news event will be available on the Web at http://www.calvert.com as of 6 p.m. EDT on May 11, 2011.

Calvert Investment Management, Inc.*, *4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814 (05/11, 11180).

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, NEWSPAPERS, MAGAZINES, TELEVISION PROGRAMMING, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (C.I.M.), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED C.I.M. AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND) OR THE CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS (CRPTF).  PLEASE DO NOT SEND YOUR PROXY TO C.I.M., ANY CALVERT FUND OR CRPTF.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY C.I.M., CERTAIN CALVERT FUNDS AND/OR CRPTF.

For questions regarding Urban Outfitters Proposal #4 on Board Diversity, please contact Aditi Mohapatra, Calvert Investments, 301.961.4715, aditi.mohapatra@calvert.com

* * Calvert Investment Management, Inc. was named Calvert Asset Management Company, Inc. prior to 4/30/11.